Verigy and LTX-Credence Plan to Merge,
Creating a Top-Tier Provider of Semiconductor Test Solutions
and
and
Filed by: Verigy Ltd. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: LTX-Credence Corporation
Commission File No. 000-10761

For Internal Use Only
Safe Harbor Statement
This presentation contains forward-looking statements within the meaning of the "safe harbor"
provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the strategic rationale for the transaction; the overview of the transaction;
expectations about the combined company’s leadership and board composition; expectations about the global reach of the combined company; expectations about the ability of the combined company to deliver significant value to customers, shareholders and employees; the ability of the combined company to be a stronger competitor and innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; future financial and operating results; our expectations around the merger process and what employees can expect as a result of the transaction; potential synergies, including the timing of the realization of such synergies,  and cost savings resulting from the transaction; and
other statements regarding the proposed transaction.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,”
“anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-
Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated.

For Internal Use Only
Safe Harbor Statement

In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and
other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and
LTX-Credence with the Securities and Exchange Commission, especially in the "Risk
Factors" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-
Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this presentation.

For Internal Use Only Page 4 Today’s Topics Merger Overview & Rationale Market & Customer Coverage Financials What to Expect Moving Forward Your Questions Final Thoughts

For Internal Use Only

A New Chapter for Verigy …
Verigy and LTX-Credence have entered
into a definitive merger agreement
About LTX-Credence:
formed by 2008 merger of LTX and Credence Systems
global provider of focused, cost-optimized ATE solutions
customer base includes many leading IDMs, fabless companies, test houses and subcontract manufacturers
products focus on key segments of wireless, entertainment, and automotive
headquartered in Milpitas, California
~650 employees and presence in 15 countries
publicly traded on NASDAQ (“LTXC”)

For Internal Use Only

Verigy and LTX-Credence
Compelling Combination for All Constituents
Strategic Rationale
Complementary products,
markets, customers & channels
Broader breadth of products
and expanded support
organization
Well-positioned to compete
with largest competitors
Larger business, strengthened
position in SOC test
Proven management team to
lead the combined company
Financial Rationale
Targeting cost synergies of at
least $25 million upon
completion of integration
Leveraged financial model with
lower breakeven points;
optimized Singapore tax model
Strong balance sheet with
capacity to invest in growth
segments
Return value to shareholders
via odd-lot and repurchase
programs

For Internal Use Only

Transaction Overview
Company Name
Transaction
Structure
Exchange Ratio
Closing Conditions
Closing
Ownership Split
Headquarters
Return of Capital
Synergies
Stock-for-stock tax-free exchange
0.96 Verigy shares per LTX-Credence share
Mutual shareholder approval, satisfaction of other customary closing conditions, and regulatory approvals
First half of calendar 2011
Approximately 56% Verigy / 44% LTX-Credence
Verigy (will retain Verigy’s existing logo and ticker)
Worldwide: Singapore
North America: Cupertino, CA
Odd lot and share repurchase program
At least $25 million of annual synergies expected

For Internal Use Only

Strong Leadership
CFO
Bob Nikl
Co-CEOs Jorge Titinger and David Tacelli
Management Team
To be finalized within roughly 90 days of
announcement
Integration Leader
Mark Gallenberger
Board Composition
Verigy 7; LTX-Credence 5
Keith Barnes
Chairman of the Board

For Internal Use Only
Experienced Leadership
25+ years of industry
experience: Electroglas,
IMS, Cadence, 4+ years
with Verigy
29 years of industry
experience: Texas
Instruments, 22 years
with LTXC
30 years of industry &
financial mgt experience:
Asyst, Solectron, Xerox,
KPMG, 4+ years with
Verigy
23 years of industry &
financial mgt experience:
Ernst & Young, Digital
Equipment, 10 years with
LTXC
Jorge Titinger
Co-CEO
25 years of industry
experience:  FormFactor,
KLA-Tencor, Applied
Materials, 2+ years with
Verigy
Bob Nikl
CFO
David Tacelli
Co-CEO
Mark Gallenberger
Integration Leader
Keith Barnes
Chairman

For Internal Use Only
CONFIDENTIAL DRAFT

Co-CEO Responsibilities
Jorge Titinger
– Customer-facing activities including sales, support and application development
Dave Tacelli
– Marketing, engineering development and supply chain operations
Joint Ownership of:
– Development of the business and product strategies
– Integration of the companies
– Administrative functions (Finance, Legal, IT & HR)
– Interactions with the investment community

For Internal Use Only Expanded Global Reach Headquarters Sales/Business Office Manufacturing Page 11

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Expected Benefit to Employees
We will be bigger, stronger, better …
Enhanced Scope and Scale of Business
More opportunities for career growth and development
Increased Financial Strength
Share in financial success of the combined company
Broader Customer Base and More Diversified
Product Portfolio
Greater stability in an often volatile industry

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Scalable platform strategy
High end computer, mobile
processors, integrated RF,
high end consumer, Flash
and HSM
Strong presence at top
fabless and OSATs
Direct sales and customer
support globally

Leveraged cross-platform
strategy
Linear, automotive, power,
MCUs, consumer, and
standalone RF
Strong presence at large
IDMs
Large distributor network
through partner Spirox in
Taiwan and China
Combining Strengths to Better Serve Our
Customers
LTX-Credence Strengths
Verigy Strengths

For Internal Use Only

Targeting Broad and Attractive End Markets
Chipset / Graphics
CPU DSP/ASIC
Analog IC’s
Memory
Automotive
Integrated and
Standalone RF
Mobile Processors
Power
Management
IC’s
Consumer IC’s
Microcontrollers

For Internal Use Only

Positioned for Market Leadership
Comprehensive Product Offering: Expanded product offering
with enhanced integration capabilities benefits all stakeholders
Broader Customer Base: Strong presence at top fabless
companies, IDMs and OSATs
Enhanced Sales and Technical Support: Worldwide presence
provides increased support and resources to customers / partners
Attractive Financial Model and Strong Balance Sheet:
Improved scale and margin profile; $400 million net cash to
invest in growth
Innovative Engineering and Technical Resources: Extensive
R&D resources allow for rapid pace of innovation and an industry leading product line-up

MPU
Graphics/ Chipsets
Baseband and Apps Processors
Integrated RF
V93000
FLASH
DRAM
Probe Cards
V6000
High Speed Memory
V93000 HSM
V101
High End
Consumer Mixed Signal (CMS)
Low End
Low End Probe
8/16 Bit MCU
ASSPs
Automotive
Power Management
Precision Analog
RF PAs & Transceivers
X Series
Analog/Linear
ASL
Diamond

VERIGY LTXCredence

For Internal Use Only Complementary Products & Market Segments Digital SOC Analog SOC Mixed-Signal Memory Page 16

CONEXANT
IBM
SONY
XILINX
nVIDIA
NXP
QUALCOMM
BROADCOM
NETLOGIC MICROSYSTEMS
MARVELL
Micron
SPREADTRUM
AMD
SAMSUNG
NANYA
ChipMOS
ANALOG DEVICES
LSI
Rambus
SanDisk
AKM
ELPIDA
hynix
HISILICON
freescale semiconductor
CPU Company
TOSHIBA
FLASH TECHNOLOGIES
SMIC
UMC
Ardentec
GLOBALFOUNDRIES
Infineon
RENESAS
Texas Instruments
MEDIATEK
Sigurd
SUNPLUS
SPIL
STATSChipPAC
Amkor Technology
KYEC
UTAC
ublox
POWER INTEGRATIONS
MAXIM
Panasonic
ATMEL
SILICON LABORATORIES
TriQuint SEMICONDUCTOR
Giga Solution Tech. Co.
AVAGO TECHNOLOGIES
ST ERICSSON
RICHTEK
ANADIGICS
unisem
Ralink
Carsem Your Technology Partner
Mstar semiconductor
SKYWORKS
ENTROPIC communications
International Rectifier
NORDIC SEMICONDUCTOR
SMSC SUCCESS BY DESIGN
MICRONAS
austriamicrosystems
VIA Telecom

VERIGY LTXCredence

For Internal Use Only Page 17 Complementary Customer Base

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(1) Includes $25 MM of operating synergies.
Attractive Financial Model
Illustrative; July ’10 Quarter Annualized (Non-GAAP)
Operating Profit    $70M $64M $159M
Combined
(1)
Net Cash $307M $93M $400M
Gross Margin 50% 60% 53%
Operating Profit % 11% 22% 17%
Revenue $616M $293M $909M
Stronger
Balance Sheet
Improved
Scale
Better
Profitability
The information provided on this slide is presented in non-GAAP format – for Verigy, non-GAAP excludes, as applicable, non-recurring charges and includes stock-based compensation expense; for LTX-Credence, non-GAAP excludes amortization of intangibles, and includes stock-based compensation expense.
Reconciliation of GAAP to non-GAAP can be found on each company’s investor relations Website.

For Internal Use Only

What to Expect – Merger Process
Approval Period (business as usual until close)
Transaction subject to shareholder and regulatory approval as well as customary closing conditions
Companies continue to operate as independent competitors
Continue to focus on meeting our commitments and delivering an outstanding customer experience
Develop integration plans, but no changes made
More questions than answers
Post-Close Integration Period (~12 months)
When the merger closes, integration activities begin
Make decisions and take action as quickly as possible

For Internal Use Only

What to Expect – Employee Information
See FAQs on www.Verigy.com for More Topics
People
Both companies’ talented workforces are viewed as critical resources
Will develop an integration plan for maximizing synergies
across the board – operational, product, footprint, people, etc.
Salary and Benefits
Annual Performance and Rewards Review continues as planned
Benefits remain unchanged through closing
HR integration team will create plan for the combined company’s employee benefits, programs and processes
Site Consolidation
Will determine most appropriate and effective location footprint for the combined company

For Internal Use Only Your Questions Page 21

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Final Thoughts
Change can be both exciting and challenging
At times, you will have more questions than we have answers
Commitment to communication – will communicate additional
information that we can share as soon as possible
Thank you
Thank you
– your efforts and dedication enable us to
move strongly into this important new chapter of our company
Apart, Verigy and LTX-Credence are good companies.
Together, we believe we can be
Great!

For Internal Use Only

Important Additional Information and
Where You Can Find It
This presentation may be deemed to be solicitation material in respect of the proposed transaction between
Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about
Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or
LTX-Credence with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by
Verigy or Holdco and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at
judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor
Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-
Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy's proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the
SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7%, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010.
As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9%, of LTX-Credence’s common stock.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.